Exhibit 99.3

NICE Introduces Contact Center Video Recording to Help Drive an
Innovative, Personalized, and Compelling Customer Experience

Recording capability can improve compliance, quality monitoring and coaching for customer service delivered via video conferencing with contact centers

RA’ANANA, ISRAEL, July 30, 2013 – NICE Systems (NASDAQ: NICE) today announced the launch of its Contact Center Video Recording solution, which helps organizations deliver an excellent customer experience by monitoring and enhancing the quality of service provided via video-enabled contact centers. The solution combines NICE’s extensive real-time audio capture expertise with its experience in video surveillance for security.

This launch expands NICE’s multi-channel offering for enterprises and addresses a growing market trend in video-based remote customer service. According to Gartner, real-time visual communications can provide a richer and more personalized experience in specific industries such as financial services, telecommunications and healthcare. In these verticals, video-enabled contact centers allow organizations to extend their geographic reach and agent availability without having to add customer service personnel.

NICE Video Recording enables organizations to continuously monitor agent performance, provide additional coaching as needed, and maintain a single standard of performance across the operation. Quality monitoring is applied to both audio and visual recordings, enabling organizations to better understand not only what was said during a customer interaction, but also what was implied through the body language of the agent and the customer. These visual cues may help discern the customer’s satisfaction or dissatisfaction with the interaction or transaction. The integration of audio and video recording within a single platform lowers the total cost of ownership and simplifies upgrades and training.

This solution is supported by NICE Interaction Management, and it provides the customer with the capabilities for quality monitoring, training and evaluation, based upon:

•	Capturing and integrating both video and audio from a video conferencing call between a customer and agent
•	Providing a playback experience which features enhancements for better evaluation such as:
o	Side-by-side playback of agent and customer
o	Simultaneous playback of audio, video and images of the agent’s screen
o	Isolation of the audio for playback and evaluation of either the agent or customer

“Companies are continuously enhancing their outreach to customers by seeking new channels through which they can better connect and personalize the customer experience,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “NICE Video Recording is an innovative response to this market need. It helps ensure that companies are delivering the best possible service multiple interaction channels by providing real-time audio and visual monitoring for quality and compliance purposes.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.